Exhibit 99.(a)(16)

FOR IMMEDIATE RELEASE

Contacts:	Media:	Investors:

	Chris Ward	Richard Tennant	Matthew Sherman / Jeremy Jacobs / Ariel LeBoff
	iBasis, Inc.	iBasis, Inc.	Joele Frank, Wilkinson Brimmer Katcher
	781-505-7557	781-505-7409	212-355-4449
ir@ibasis.net

DELAWARE COURT OF CHANCERY GRANTS iBASIS’ REQUEST

FOR EXPEDITED PROCEEDINGS

Court Rejects Royal KPN’s Effort To Stay iBasis’ Discovery into its Claims Against KPN

BURLINGTON, MASS. — August 17, 2009 — iBasis, Inc. (NASDAQ: IBAS) today announced that on August 14, 2009 the Delaware Court of Chancery rejected Royal KPN N.V.’s (AMS: KPN and OTC: KKPNY.PK) (“KPN”) effort to stay iBasis’ discovery in connection with the complaint filed by iBasis against KPN based on fraud and breach of KPN’s fiduciary duties to iBasis and its minority stockholders.  As previously announced, iBasis seeks in its complaint declaratory and injunctive relief to, among other things, stop KPN’s grossly inadequate tender offer.

Delaware Court of Chancery Vice Chancellor Strine also rejected KPN’s request that the Court hear on an expedited basis only KPN’s legal arguments with respect to the stockholder rights plan implemented by the iBasis Board of Directors to protect the interests of iBasis’ stockholders.  Instead, the Vice Chancellor ruled that, after discovery for both sides, the Court will hold a hearing on October 8 and 9, 2009 on the issues both iBasis and KPN have before the Court, including iBasis’ application to stop KPN’s tender offer.  This application arises from iBasis’ claims of fraud and breach of fiduciary duty against KPN, other KPN entities and certain KPN-related individuals.  The Court will also hear KPN’s arguments regarding iBasis’ stockholder rights plan.

As previously announced, the Special Committee of the Board of Directors recommended, on behalf of iBasis, that iBasis’ minority stockholders reject KPN’s unsolicited tender offer to acquire all of the outstanding shares of iBasis common stock for $1.55 per share in cash and not tender their shares pursuant to the offer.  The Special Committee has unanimously determined that KPN’s offer is grossly inadequate, opportunistic and not in the best interests of iBasis’ minority stockholders.

Jefferies & Company, Inc. is serving as independent financial advisor and Gibson, Dunn & Crutcher LLP is serving as independent legal counsel to the Special Committee.

Stockholders with questions about the Special Committee’s recommendation or how to withdraw any tender of their shares may call the Special Committee’s information agent, Innisfree M&A Incorporated, toll-free at 888-750-5834.

About iBasis

Founded in 1996, iBasis (NASDAQ: IBAS) is a leading wholesale carrier of international long distance telephone calls and a provider of retail prepaid calling services and enhanced services for mobile operators. iBasis customers include KPN, KPN Mobile, E-Plus, BASE, TDC and many other large telecommunications carriers such as Verizon, Vodafone, China Mobile, China Unicom, IDT, Qwest, Skype, Telecom Italia, and Telefonica.  The Company carried approximately 24 billion minutes of international voice traffic in 2008. The Company can be reached at its worldwide headquarters in Burlington, Mass., USA at +1 781-505-7500 or on the Internet at www.ibasis.com.

iBasis is a registered mark of iBasis, Inc. All other trademarks are the property of their respective owners.

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